SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                          FIRST COLORADO BANCORP, INC.
                                (Name of Issuer)



                          COMMON STOCK, $0.10 PAR VALUE
                         (Title of Class of Securities)


                                    319764106
                                 (CUSIP Number)


                               MR. JAMES A. LAPHEN
                                    PRESIDENT
                         COMMERCIAL FEDERAL CORPORATION
                             2120 SOUTH 72ND STREET
                              OMAHA, NEBRASKA 68124
                                 (402) 390-5361
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)



                                  MARCH 9, 1998
           (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


                         (Continued on following pages)





                              (Page 1 of 9 Pages)

CUSIP NO. 319764106

                                  SCHEDULE 13D

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commercial Federal Corporation
      47-0658852

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   / /

                                                                   (b)   / /

3.    SEC USE ONLY

4.    SOURCE OF FUNDS
      WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                             / /

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Nebraska

NUMBER OF                         7.    SOLE VOTING POWER
SHARES                                  0
BENEFICIALLY                      8.    SHARED VOTING POWER
OWNED BY                                0
EACH                              9.    SOLE DISPOSITIVE POWER
REPORTING                               0
PERSON                            10.   SHARED DISPOSITIVE POWER
WITH                                    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,348,533 shares of Common Stock.

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%. Based upon 16,826,798 shares of Common Stock outstanding as of March 9, 1998, as represented by Issuer, calculated pursuant to Rule 13d-3(d)(1).

14.   TYPE OF REPORTING PERSON
      HC, CO





                              (Page 2 of 9 Pages)

CUSIP NO. 319764106

ITEM 1.     SECURITY AND ISSUER.

            This Schedule 13D relates to the common stock, par value $0.10 per share ("Bancorp Common Stock"), of First Colorado Bancorp, Inc. ("Bancorp"), a Colorado corporation. The principal executive offices of Bancorp are located at 215 S. Wadsworth Boulevard, Lakewood, Colorado 80226.


ITEM 2.     IDENTITY AND BACKGROUND.

            This Schedule 13D is filed by Commercial Federal Corporation ("Commercial"), a Nebraska corporation. Commercial is a unitary non-diversified savings and loan holding company holding all of the capital stock of Commercial Federal Bank, a Federal Savings Bank (the "Bank"), a federally chartered savings bank. Commercial's principal executive offices are located at 2120 South 72nd Street, Omaha, Nebraska 68124.

            Each executive officer and each director of Commercial is a citizen of the United States. The name, business address and present principal occupation of each executive officer and director are set forth in Annex I to this Schedule 13D which is incorporated herein by this reference.

            During the last five years, to the best of Commercial's knowledge, neither Commercial nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Commercial or such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Pursuant to the Stock Option Agreement, dated March 9, 1998, between Commercial and Bancorp (the "Stock Option Agreement"), Bancorp granted Commercial an irrevocable option (the "Option") to purchase from Bancorp, under certain circumstances and subject to certain adjustments, up to 3,348,533 authorized and unissued shares of Bancorp Common Stock, at a price of $24.125 per share (the "Purchase Price"), payable in cash. As of the date hereof, the Option is not exercisable. The shares of Bancorp Common Stock subject to the Option would equal 19.9% of the outstanding Bancorp Common Stock before giving effect to the exercise of the Option and 16.6% of the outstanding Bancorp Common Stock after giving effect to the exercise of the Option. Under certain circumstances, Commercial may require Bancorp to, or Bancorp may be permitted to, repurchase for cash the Option and any shares of Bancorp Common Stock acquired pursuant to the exercise of the Option.

            The Option was granted by Bancorp as a condition of and in consideration for Commercial entering into a Reorganization and Merger Agreement, dated as of March 9, 1998 (the "Merger Agreement"), by and among Commercial, the Bank, Bancorp and First Bank of Colorado (the "Company"), a federally chartered savings bank and wholly-owned subsidiary of Bancorp.

            The exercise of the Option for the full number of shares currently covered thereby would require aggregate funds of $80,783,359, based on a Purchase Price of $24.125. It is anticipated that, should the Option become exercisable and should Commercial determine to exercise the Option, Commercial would obtain the funds for purchase from working capital or by borrowing from parties whose identity is not yet known.


                               (Page 3 of 9 Pages)

CUSIP NO. 319764106

            A copy of the Stock Option Agreement is included as Exhibit 2.2 to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the Stock Option Agreement is qualified in its entirety by reference to such exhibit.


ITEM 4.     PURPOSE OF TRANSACTION.

            In connection with the execution of the Stock Option Agreement, Commercial, the Bank, Bancorp and the Company entered into the Merger Agreement, pursuant to which, among other matters and subject to the terms and conditions set forth in the Merger Agreement, Bancorp will merge with and into Commercial (the "Merger"). The Option was granted by Bancorp as a condition of and in consideration for Commercial entering into the Merger Agreement. Consummation of the Merger is subject to certain conditions, including: (i) receipt of the approval of the Merger, the Merger Agreement and the transactions contemplated thereby by the holders of a majority of the outstanding shares of Bancorp Common Stock and by the holders of a majority of the outstanding shares of common stock, par value $.01 per share ("Commercial Common Stock"), of Commercial; (ii) all consents, waivers, authorizations and approvals required from all governmental authorities (including the Office of Thrift Supervision) to consummate Merger having been obtained and remaining in full force and effect and all waiting periods under applicable law in respect thereof having expired or terminated; (iii) no statute, rule, regulation, order, injunction, decree or other applicable law having been enacted, entered, issued, promulgated or enforced by any governmental authority which prohibits, restricts or makes illegal consummation of the Merger (an "Injunction") and which remains in effect and no proceeding initiated by any governmental authority seeking an Injunction be pending; (iv) registration of the shares of Commercial Common Stock to be issued in the Merger under the Securities Act of 1933, as amended; (v) receipt of an opinion of counsel as to the tax-free nature of certain aspects of the Merger; (vi) receipt of an accountant's letter confirming that the Merger will qualify as a pooling of interests transaction for accounting and financial reporting purposes; (vii) the number of shares of Bancorp Common Stock with respect to which appraisal rights have been perfected not being greater than 5% of the number of shares of Bancorp Common Stock issued and outstanding as of the date of the Merger Agreement; and (viii) satisfaction of certain other conditions. Pursuant to the Merger Agreement, upon consummation of the Merger,
(a) the officers of Commercial will be the officers of the surviving corporation in the Merger, (b) the directors of Commercial will be the directors of the surviving corporation in the Merger, (c) each share of Bancorp Common Stock will be converted into the right to receive a number of shares of Commercial Common Stock equal to the Exchange Ratio (as defined in the Merger Agreement), subject to adjustment under the circumstances described in the Merger Agreement, plus cash in lieu of fractional shares, and (d) the Articles of Incorporation and Bylaws of Commercial will be the Articles of Incorporation and Bylaws of the surviving corporation in the Merger. Upon consummation of the Merger, the Bancorp Common Stock will be delisted from the Nasdaq National Market.

            The Merger Agreement provides that promptly following the effective time of the Merger, (i) Malcolm E. Collier, Jr., President, CEO and Chairman of Bancorp, will be invited to serve as an additional member of the Commercial Board of Directors (or, at Mr. Collier's election, a director emeritus for a period of not less than 36 months) and, upon acceptance thereof and appointment thereon, will be entitled to receive director fees (of no less than $500 per meeting) on the same basis as other non-employee directors of Commercial, and
(ii) each other director serving on the Bancorp Board of Directors as of the date of the Merger Agreement and as of the effective time of the Merger will be invited to serve on an advisory board to Commercial for a period of not less than 12 months following the effective time and, upon acceptance thereof and appointment thereon, each such director serving on such advisory board who is not an employee of Commercial or a Commercial subsidiary following the effective time will be entitled to receive a meeting fee of $500 per meeting for such service, such advisory board to meet not less frequently than 4 times a


                              (Page 4 of 9 Pages)

CUSIP NO. 319764106

year.

            A copy of the Merger Agreement is included as Exhibit 2.1 to this
Schedule 13D and is incorporated herein by this reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to such exhibit.

            Except as set forth in this Schedule 13D, Commercial does not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of additional shares of Bancorp Common Stock or the disposition of shares of Bancorp Common Stock; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Bancorp or any of its subsidiaries; (iii) a sale or transfer of any material amount of assets of Bancorp or any of its subsidiaries; (iv) any change in the present board of directors or management of Bancorp, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;
(v) any material change in the present capitalization or dividend policy of Bancorp; (vi) any other material change in Bancorp's business or corporate structure; (vii) any change in Bancorp's charter or bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of Bancorp by any person; (viii) causing a class of securities of Bancorp to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of Bancorp becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.


ITEM 5.           INTEREST IN SECURITIES OF ISSUER.

            Although the Option does not allow Commercial to purchase any shares of Bancorp Common Stock pursuant thereto unless and until the conditions to exercise specified in the Stock Option Agreement occur, assuming for purposes of this Item 5 that such conditions are satisfied and Commercial is entitled to purchase shares of Bancorp Common Stock pursuant to the Option, Commercial currently would be entitled to purchase 3,348,533 shares of Bancorp Common Stock, or approximately 19.9% of the outstanding Bancorp Common Stock before giving effect to the exercise of the Option and 16.6% of the outstanding Bancorp Common Stock after giving effect to the exercise of the Option (based upon 16,826,798 shares of Bancorp Common Stock outstanding as of March 9, 1998, as represented by Bancorp in the Merger Agreement).

            Commercial does not currently have the right to acquire any shares of Bancorp Common Stock under the Option unless certain events specified in the Stock Option Agreement occur. Accordingly, Commercial does not have sole or shared voting or dispositive power with respect to any shares of Bancorp Common Stock subject to the Option, and Commercial disclaims beneficial ownership of Bancorp Common Stock subject to the Option until such events occur. Assuming for purposes of this Item 5 that events occurred that would enable Commercial to exercise the Option and Commercial exercised the Option, Commercial would have sole voting power and sole dispositive power with respect to the shares of Bancorp Common Stock acquired pursuant to the Option, subject to Bancorp's right to repurchase such shares as set forth in the Stock Option Agreement.

            The foregoing description of certain terms of the Stock Option Agreement is qualified in its entirety by reference to the Stock Option Agreement which is filed as Exhibit 2.2 hereto and which is incorporated herein by this reference.

            To the best of Commercial's knowledge, no executive officer or director of Commercial beneficially owns any shares of Bancorp Common Stock, nor (except for the issuance of the Option) have any transactions in Bancorp Common Stock been effected during the past 60


                              (Page 5 of 9 Pages)

CUSIP NO. 319764106

days by Commercial or, to the best knowledge of Commercial, by any executive officer or director of Commercial. In addition, no other person is known by Commercial to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this
Schedule 13D.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            A copy of the Merger Agreement is included as Exhibit 2.1 to this
Schedule 13D and is incorporated herein by this reference. See Item 4.

            A copy of the Stock Option Agreement is included as Exhibit 2.2 to this Schedule 13D and is incorporated herein by this reference. See Items 3 and 5.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            The following exhibits are filed as part of this Schedule 13D:

Exhibit 2.1 -- Reorganization and Merger Agreement, dated as of March 9,
            1998, by and among Commercial Federal Corporation, Commercial Federal Bank, A Federal Savings Bank, First Colorado Bancorp, Inc. and First Federal Bank of Colorado, filed as Exhibit 2 to the Current Report on Form 8-K of Commercial Federal Corporation (Commission File No. 1-11515), dated March 9, 1998 and filed March 18, 1998, is incorporated herein by reference.

Exhibit 2.2 -- Stock Option Agreement, dated March 9, 1998, by and between
            Commercial Federal Corporation and First Colorado Bancorp, Inc.

















                              (Page 6 of 9 Pages)

CUSIP NO. 319764106
                                                                         ANNEX I


                        DIRECTORS AND EXECUTIVE OFFICERS

            Set forth below are the name and present principal occupation of each director and executive officer of Commercial Federal Corporation as of March 9, 1998. The business address of each such director and executive officer is c/o Commercial Federal Corporation, 2120 South 72nd Street, Omaha, Nebraska 68124.

NAME                          PRINCIPAL OCCUPATION

Directors
of Commercial
Federal Corporation:

Michael P. Glinsky            Executive Vice President and Chief
                              Financial Officer of U S West, Inc., an
                              international telecommunications, entertainment and directory and information services company.

Talton K. Anderson            Owner and President of three automobile
                              dealerships in Omaha, Nebraska, as well as one in Lincoln, Nebraska. Mr. Anderson is also the President of a Nebraska-based automobile leasing company and a reinsurance company.

Carl G. Mammel                Chairman of the Board of Mammel & Associates, a
                              consulting firm providing services in executive benefits, employee benefits planning and wealth transfer planning. Mr. Mammel is also Chairman of the Board of M Financial Corporation, a network of financial service firms throughout the United States.

James P. O'Donnell            Executive Vice President, Chief
                              Financial Officer and Corporate Secretary of
                              ConAgra, Inc., an Omaha, Nebraska-based
                              international diversified food company with annual sales of approximately $24 billion.

William A. Fitzgerald         Chairman of the Board and Chief Executive
                              Officer of Commercial Federal Corporation and
                              Commercial Federal Bank, a Federal Savings Bank.

Robert D. Taylor              Owner and President of Taylor Financial,
                              based in Wichita, Kansas, a consulting and investment firm.

Aldo J. Tesi                  President of First Data Card Enterprise
                              Group since 1996. First Data is a leading third-party provider of credit, debit, private label and commercial card processing services.

Robert F. Krohn               Vice Chairman and Chief Executive Officer
                              of PSI Group, Inc., a national mail presort company.

Robert S. Milligan            Chairman of the Board and Chief Executive
                              Officer of MI Industries, a protein processing company headquartered in

                              (Page 7 of 9 Pages)

CUSIP NO. 319764106

                                                                         ANNEX I

                              Lincoln, Nebraska, which produces products for pharmaceutical, biological and research markets throughout the world.

William Krause                President of Krause Gentle Corporation, a
                              diversified corporation.


Executive Officers
of Commercial Federal
Corporation (who
are not directors):


James A. Laphen               President, Chief Operating Officer and Chief
                              Financial Officer of Commercial Federal
                              Corporation and Commercial Federal Bank, a Federal
                              Savings Bank ("CFB").

Gary L. Matter                Senior Vice President, Controller and Secretary
                              of Commercial Federal Corporation and CFB.

Joy J. Narzisi                Senior Vice President, Treasurer and Assistant
                              Secretary of Commmercial Federal Corporation and
                              CFB.

Margaret E. Ash               Senior Vice President and Assistant Secretary of
                              CFB.

Roger L. Lewis                Senior Vice President and Assistant Secretary of
                              CFB.

Gary L. Baugh                 Senior Vice President of CFB.

Russell G. Olson              Senior Vice President of CFB.

Jon W. Stephenson             Senior Vice President of CFB.

Terry A. Taggart              Senior Vice President of CFB.

Gary D. White                 Senior Vice President of CFB.

Ronald A. Aalseth             First Vice President of CFB.

Pamela J. Acuff               First Vice President of CFB.

R. Hal Bailey                 First Vice President of CFB.

Melissa M. Beumler            First Vice President of CFB.

Richard A. Campbell           First Vice President of CFB.

Ronald P. Cheffer             First Vice President of CFB.

Monte M. Deere                First Vice President of CFB.

Larry R. Goddard              First Vice President of CFB.

John J. Griffith              First Vice President of CFB.

Robert E. Gruwell             First Vice President of CFB.

David E. Gunter, Jr.          First Vice President of CFB.

Michael J. Hoffman            First Vice President of CFB.

Thomas J. Hromatka            First Vice President of CFB.

Lauren W. Kingry              First Vice President of CFB.

Kevin C. Parks                First Vice President of CFB.

Thomas N. Perkins             First Vice President of CFB.

Douglas D. Pullin             First Vice President of CFB.

Harold G. Siemens             First Vice President of CFB.

Michael J. Walts              First Vice President of CFB.

Dennis R. Zimmerman           First Vice President of CFB.


                              (Page 8 of 9 Pages)

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    COMMERCIAL FEDERAL CORPORATION


                                       By:   /s/ James A. Laphen
                                          Name:  James A. Laphen
                                          Title:  President

Dated:  March 19, 1998



































                              (Page 9 of 9 Pages)

                                  EXHIBIT INDEX

EXHIBIT     DESCRIPTION

2.1 Reorganization and Merger Agreement, dated as of March 9, 1998, by and among Commercial Federal Corporation, Commercial Federal Bank, A Federal Savings Bank, First Colorado Bancorp, Inc. and First Federal Bank of Colorado, filed as Exhibit 2 to the Current Report on Form 8-K of Commercial Federal Corporation (Commission File No. 1-11515), dated March 9, 1998 and filed March 18, 1998, is incorporated herein by reference.

2.2 Stock Option Agreement, dated March 9, 1998, by and between Commercial Federal Corporation and First Colorado Bancorp, Inc.